# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EXAGEN INC., CIK 0001274737
CUSIP: 30068X103
Title of class of securities: Exagen, Inc.
Address of issuer's principal executive offices: 1261 LIBERTY WAY, VISTA, California (CA), 92081
Date of event which requires filing of this statement: 05/22/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002075833

## Reporting persons
- Parian Ultreia LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 1,292,000; shared voting power 0; sole dispositive power 1,292,000; shared dispositive power 0; aggregate amount beneficially owned 1,292,000 (5.3% of the class)

## Item 1. Issuer
Name of issuer: EXAGEN INC.
Address of issuer's principal executive offices: 1261 LIBERTY WAY, VISTA, CALIFORNIA, 92081

## Item 2. Person Filing
Name of person filing: Parian Ultreia LP
Address of principal business office or, if none, residence:
PO Box 2613
Telluride, CO 81435
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,292,000
Percent of class: 5.3%
Sole power to vote or to direct the vote: 1,292,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,292,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Parian Ultreia LP: Zach Miller, Portfolio Manager (05/27/2026)